Exhibit 1

FOR IMMEDIATE RELEASE	16 SEPTEMBER 2014

WPP PLC (“WPP”)

WPP invests in next generation digital content studio Indigenous Media, founded by acclaimed film makers Jon Avnet, Rodrigo Garcia and Jake Avnet

WPP, the world’s leading communications services group, has made a strategic investment in Indigenous Media LLC, a new digital studio that produces high-quality scripted content and develops channel brands for content distribution, founded by award-winning film makers Jon Avnet, Rodrigo Garcia and Jake Avnet.

WPP is taking a significant minority stake in Indigenous Media along with ITV, the UK’s largest commercial broadcast network. WPP and ITV will contribute advertising and distribution expertise, allowing Indigenous Media to focus on creating content that will attract brand sponsorships, and global distribution on multiple platforms. Other investors include Advancit Capital and individuals including Steven Tisch, Michael Price and Dr. Aaron Stern. Indigenous Media is based in Los Angeles.

Indigenous Media will focus on producing scripted hour-long and half-hour long series for digital platforms worldwide, as well as developing multi-platform content brands. Director/producers Jon Avnet (Black Swan, Justified, Fried Green Tomatoes, Risky Business), Rodrigo Garcia (Albert Nobbs, In Treatment, Big Love, Last Days in the Desert), and Jake Avnet have won Oscars, Emmys and Tonys for their work. They bring well established relationships with such talents as Julia Stiles, Jennifer Beals, America Ferrera, Jennifer Garner, Anna Paquin, Maggie Grace and Alfred Molina, and writers/directors Marta Kauffman, Betty Thomas, Lesli Linka Glatter, Paul Brickman, and Neil LaBute to the new company.

The Avnets and Garcia have already won critical acclaim for the female-centric WIGS digital content model they founded, which has Fox Broadcasting as its strategic partner. WIGS, which is available on Hulu and FOXNOW, develops high-quality original series, short films, and documentaries, all starring female leads. WIGS has been recognized by The Webbys, Streamy’s, IAWTV, and Writers Guild of America, among others.

The investment continues WPP’s strategy of investing in fast-growing, strategic sectors such as digital video and in new models of content distribution. WPP’s digital revenues (including associates) were well over US$6 billion in 2013, approximately 35% of the Group’s total revenues of US$17.3 billion in 2013. WPP has set a target of 40-45% of revenue from digital in the next five years.

The investment also further consolidates WPP’s position as the leader in its industry in identifying and investing in companies that create high-quality online and off line content and develop the technology to deliver it to an increasingly digital and mobile consumer. These relationships enable WPP’s companies to help their clients market their brands to difficult to reach audiences with content that cuts through the clutter and is tailored to audiences that prefer to engage across multiple screens and devices.

Other WPP investments include MRC, in 2007, which developed amongst others Borat, Bruno, Ted and the House of Cards series for Netflix. In addition, WPP has invested in online content company VICE since 2011, for a stake currently valued at approximately US$300 million following VICE’s most recent financing, which valued the company at US$2.5 billion. In 2013 WPP invested in Fullscreen, the leading YouTube network that reaches 375 million subscribers, who watch 12 billion minutes of content per month.

Within WPP, GroupM Entertainment, part of the Group’s media investment management company GroupM, oversees intellectual property development, financing, production and distribution with a global portfolio of well over 120 properties. It also provides support to WPP’s other content and channel related investments. WPP has also invested in The Weinstein Company, SFX Entertainment, the leading global platform for electronic dance music events, and Imagina, a content rights and media company based in Spain. WPP Digital, the operating company that develops new digital services, provides common data and technology platforms to WPP clients and agencies and coordinates relationships with leading digital media and technology companies, also has a content generation partnership with Say Media, in addition to Fullscreen and VICE. In the United States WPP companies (including associates) collectively generate revenues of over US$6 billion and employ approximately 25,000 people.

Contact:
Feona McEwan, WPP	+ 44(0) 207 408 2204
Kevin McCormack, WPP	+1 (212) 632 2239